SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          Connective Therapeutics, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   207854 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. /X/ (A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                 Page 1 of 9 Pages
                         Exhibit Index Contained on Page 7

---------------------------------------------------                        ---------------------------------------------------------
CUSIP NO.207854 10 0                                           13G                          Page 2 of 9 Pages
---------------------------------------------------                        ---------------------------------------------------------




----------- ------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Sierra Ventures IV, a California
                   Limited Partnership ("Sierra IV") 94-3137106
----------- ------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                            (a) / /      (b) /X/
----------- ------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
                California Limited Partnership
----------- ------------------------  ------- --------------------------------------------------------------------------------------
    NUMBER OF SHARES                    5     SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                                                                                            - 0 -
  REPORTING PERSON WITH               ------- --------------------------------------------------------------------------------------
                                        6     SHARED VOTING POWER
                                                                                                                    793,941
                                      ------- --------------------------------------------------------------------------------------
                                        7     SOLE DISPOSITIVE POWER
                                                                                                                      - 0 -
                                      ------- --------------------------------------------------------------------------------------
                                        8     SHARED DISPOSITIVE POWER
                                                                                                                    793,941
----------------------------------------------------------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
                                                                                                                    793,941
------------------------------------------------------------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*
                                                                                                                        / /
------------------------------------------------------------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                                                       8.8%
------------------------------------------------------------------------------------------------------------------------------------
12           TYPE OR REPORTING PERSON*
                                                                                                                         PN
------------------------------------------------------------------------------------------------------------------------------------

                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------------                        ---------------------------------------------------------
CUSIP NO.207854 10 0                                           13G                          Page 3 of 9 Pages
---------------------------------------------------                        ---------------------------------------------------------

---------- -------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      SV Associates IV, L.P. ("SV Associates") 94-3137105
---------- -------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                         (a)  / /     (b) /X/
---------- -------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
              California Limited Partnership

---------- -------------------------------------------------------------------------------------------------------------------------
        NUMBER OF SHARES                5     SOLE VOTING POWER
   BENEFICIALLY OWNED BY EACH                                                                                         - 0 -
     REPORTING PERSON WITH            ------- --------------------------------------------------------------------------------------

                                        6     SHARED  VOTING  POWER  825,731
                                              shares of which 793,941 shares
                                              are  directly  owned by Sierra
                                              IV  and   31,790   shares  are
                                              directly   owned   by   Sierra
                                              Ventures IV  International,  a
                                              Delaware  Limited  Partnership
                                              ("Sierra  IV  International").
                                              SV  Associates  is the general
                                              partner   of   Sierra  IV  and
                                              Sierra IV International.
                                      ------- --------------------------------------------------------------------------------------
                                        7     SOLE DISPOSITIVE POWER                                                  - 0 -
                                      ------- --------------------------------------------------------------------------------------
                                        8     SHARED    DISPOSITIVE    POWER
                                              825,731    shares   of   which
                                              793,941  shares  are  directly
                                              owned by Sierra IV and  31,790
                                              shares are  directly  owned by
                                              Sierra  IV  International.  SV
                                              Associates   is  the   general
                                              partner   of   Sierra  IV  and
                                              Sierra IV International.
------------------------------------- ------- --------------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
                                                                                                                    825,731
------------------------------------------------------------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*
                                                                                                                        /  /
------------------------------------------------------------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                                                        9.1%
------------------------------------------------------------------------------------------------------------------------------------
12           TYPE OR REPORTING PERSON*                                                                                   PN
------------------------------------------------------------------------------------------------------------------------------------

                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).        NAME OF ISSUER

                  Connective Therapeutics, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  3400 West Bayshore Road
                  Palo Alto, California  94303

ITEM 2(A)-(C).    NAME, ADDRESS AND CITIZENSHIP OF PERSONS FILING

                  This  statement  is being filed by SV  Associates  IV, L.P., a
California limited partnership ("SV Associates") whose principal business address is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025. SV Associates is general partner to Sierra Ventures IV, a California Limited Partnership ("Sierra IV") and Sierra Ventures IV International, a Delaware Limited Partnership ("Sierra IV International"). With respect to SV Associates, this statement relates only to SV Associates' indirect, beneficial ownership of shares of Common Stock of Connective Therapeutics, Inc. (the "Shares"). The Shares are held directly by Sierra IV and Sierra IV International, and SV Associates does not directly or otherwise hold any Shares. Management of the business affairs of SV Associates, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of SV Associates listed on Exhibit B hereto. Each individual general partner disclaims beneficial ownership of the Shares.

ITEM 2(D) AND (E).  TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

                  Common Stock
                  CUSIP # 207854 10 0

ITEM 3.           Not Applicable

ITEM 4.           OWNERSHIP

                  Please see Rows 5-11 of cover pages.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  Under certain circumstances set forth in the limited partnership agreements of Sierra IV, Sierra IV International and SV Associates, the general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of Connective Therapeutics, Inc. held by such entity. No such partner's rights relate to more than five percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

                  Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997

                              SV ASSOCIATES IV, L.P.,


                              By:
                                 ----------------------------------------------
                                    Martha A. Clarke Adamson,
                                    Attorney-in-Fact for the General Partners


                              SIERRA VENTURES IV, A CALIFORNIA
                              LIMITED PARTNERSHIP

                              By SV Associates IV, L.P., its General Partner


                              By:
                                 ----------------------------------------------
                                 Martha A. Clarke Adamson,
                                 Attorney-in-Fact for the General Partners

                                  EXHIBIT INDEX


                                                                   Found on
                                                                 Sequentially
Exhibit                                                          Numbered Page
-------                                                          -------------

Exhibit A: Agreement of Joint Filing                                   8

Exhibit B: List of General Partners of SV Associates IV, L.P.          9

                                    EXHIBIT A

                            Agreement of Joint Filing

                  The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 13, 1997, containing the information required by Schedule 13G, for the 825,731 Shares of the Common Stock of Connective Therapeutics, Inc. held by Sierra Ventures IV, a California Limited Partnership and Sierra Ventures IV International, a Delaware Limited Partnership.

Date:  February 13, 1997
                               SV ASSOCIATES IV, L.P.,


                               By:
                                   ---------------------------------------------
                                   Martha A. Clarke Adamson,
                                   Attorney-in-Fact for the General Partners


                               SIERRA VENTURES IV, A CALIFORNIA
                               LIMITED PARTNERSHIP

                               By SV Associates IV, L.P., its General Partner


                               By:
                                   ---------------------------------------------
                                   Martha A. Clarke Adamson,
                                   Attorney-in-Fact for the General Partners

                                                                     Page 9 of 9
                                    EXHIBIT B

                               General Partners of
                             SV Associates IV, L.P.


                  Set forth below, with respect to each general partner of SV Associates IV, L.P. is the following: (a) name; (b) business address and (c) citizenship.

1.       (a)      Peter C. Wendell

         (b)      c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

         (c)      United States Citizen


2.       (a)      Jeffrey M. Drazan

         (b)      c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

         (c)      United States Citizen


3.       (a)      Petri Vainio

         (b)      c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

         (c)      United States Citizen